SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☒	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Extended Stay America, Inc.

(Name of Registrant as Specified In Its Charter)

Tarsadia Capital, LLC

Ravi Bellur

Michael Ching

Vikram Patel

Ross H. Bierkan

Stephen P. Joyce

Michael A. Leven

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act
Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

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4)	Date Filed:

DATED JUNE 7, 2021

EXTENDED STAY AMERICA, INC.

__________________________

SUPPLEMENT TO

PROXY STATEMENT

OF

_________________________

PLEASE USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET TODAY. ALTERNATIVELY, YOU MAY SIGN, DATE AND RETURN THE GOLD PROXY CARD BY MAIL.

The following supplements the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2021 (the “Tarsadia Proxy Statement”), as supplemented on May 25, 2021, by Tarsadia Capital, LLC and certain of its affiliates (“Tarsadia”) in connection with its solicitation of proxies (the “Proxy Solicitation”) from the shareholders of Extended Stay America, Inc., a Delaware corporation (the “Company” or “STAY”) for the special meeting of shareholders in connection with the Merger Proposals (the “Special Meeting”). Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Tarsadia Proxy Statement.

The Tarsadia Proxy Statement is hereby supplemented to disclose that (i) the Merger Agreement was amended on May 31, 2021, to raise the Merger Consideration by $1 to $20.50 per share of Common Stock1 and (ii) the Board has authorized the adjournment of the Special Meeting, previously scheduled for June 8, 2021, to be reconvened on June 11, 2021, at 8:30 a.m., Eastern Time. The Special Meeting will be a virtual meeting held exclusively online via a live audio webcast at www.virtualshareholdermeeting.com/STAY2021SM. The record date for the Special Meeting will remain April 19, 2021.2

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy to vote “AGAINST” STAY’s Merger Proposals by using one of the four options below:

o	Voting via Internet by following the easy instructions on the enclosed GOLD proxy card, or voting instruction form;

o	Voting by telephone using the toll-free number listed on the enclosed GOLD proxy card or voting instruction form and following the easy voice prompts;

o	In light of ongoing delays with the postal system, we encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or Internet, you may sign, date and return the enclosed WHITE proxy card or voting instruction form in the postage-paid envelope provided; or

o	Virtually attending the Special Meeting and voting by ballot thereat.

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, they can only vote your shares upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by Internet. You may also vote by signing, dating and returning the enclosed GOLD voting form in the postage-paid envelope provided.

[1] See Company's Form 8-K filed with the SEC on June 2, 2021.

[2] Id.

After submitting your vote using the enclosed GOLD proxy card, we urge you to NOT SIGN OR RETURN STAY’S WHITE PROXY CARD because only your latest dated proxy card will be counted.

If you have previously signed and returned a white proxy card to STAY, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to STAY by voting by telephone or Internet following the instructions on the enclosed GOLD proxy card or signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of revocation to the Company, by delivering or a later dated proxy for the Special Meeting or by virtually voting at the Special Meeting after registering. Virtual attendance at the Special Meeting will not in and of itself constitute a revocation.

If you have any questions concerning the Tarsadia Proxy Statement, would like to request additional copies of the Tarsadia Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

509 Madison Avenue

Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: Tarsadia@investor.morrowsodali.com